Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FISCAL YEAR ENDED 31 JANUARY 2016

Oxford, UK, 10 May 2016 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the fourth quarter and fiscal year ended 31 January 2016.

Mr Glyn Edwards, Chief Executive Officer of Summit commented: “Summit’s substantial clinical accomplishments over the past year have contributed to great momentum in both our DMD and CDI programmes. Notably, the successful completion of a Phase 1b trial in DMD will enable ezutromid to advance into a Phase 2 proof of concept trial and a Phase 2 trial in CDI demonstrated statistical superiority of ridinilazole over standard of care, positioning ridinilazole as a highly promising asset in the treatment of CDI. We now look forward to what could be a pivotal year ahead with the first look at potential proof of mechanism for ezutromid in DMD boys, and exploring a potential partnership for ridinilazole.”

HIGHLIGHTS

Utrophin Modulation Programme for DMD

Ezutromid (formerly SMT C1100) Highlights

•	Primary objective achieved in Phase 1b clinical trial in DMD patients with dietary guidance increasing ezutromid absorption to levels with potential to sustain utrophin production

•	PhaseOut DMD Phase 2 clinical trial of ezutromid expected to enrol first patients in Q2 2016 with reporting of 24 week biopsy data from initial group of patients expected in January 2017

•	Positive interim data reported from Phase 1 clinical trial testing new formulation of ezutromid

•	Strengthening of patent estate protecting ezutromid with grant of patent in Europe

Utrophin Modulator Pipeline: Future Generation Development

•	Achieved milestone in strategic alliance with the University of Oxford with nomination of two series of future generation utrophin modulators for progression into lead optimisation studies

•	Extended strategic alliance with the University of Oxford to support and accelerate the development of future generation utrophin modulators

CDI Programme

Ridinilazole (formerly SMT19969) Highlights

•	Ridinilazole showed substantial clinical benefit over standard of care CDI antibiotic vancomycin in CoDIFy Phase 2 clinical trial with a sustained clinical response rate of 66.7% versus 42.4% driven by a large numerical difference in recurrent disease

•	Demonstrated preservation of the gut microbiome in patients with CDI treated with ridinilazole in Phase 2 while vancomycin inflicted substantial and long-lasting damage

•	Ridinilazole being prepared to enter Phase 3 clinical trials

•	US Food and Drug Administration grant of Fast Track designation for ridinilazole

•	Grant of key patents in the US and Europe protecting ridinilazole for the treatment of CDI

Operational

•	Dr Ralf Rosskamp appointed Chief Medical Officer in September 2015

•	Mr David Wurzer joined as a Non-Executive Director in February 2015

Financial Highlights

•	Cash and cash equivalents at 31 January 2016 of £16.3 million compared to £11.3 million at 31 January 2015

•	Loss for the 12 months ended 31 January 2016 of £17.1 million compared to a loss of £11.3 million for the 12 months ended 31 January 2015

•	Completion in March 2015 of initial public offering of American Depositary Shares on the NASDAQ Global Market that raised gross proceeds of $39.3 million

Conference Call and Webcast Information

Summit will host a conference call and webcast to review the financial results for the fiscal year ended 31 January 2016 today at 1:00pm BST / 8:00am EST. To participate in the conference call please dial +44 (0)20 3427 1916 (UK and international participants) or +1 718 354 1152 (US local number) and use the conference confirmation code 2246763. Investors may also access a live audio webcast of the call via the investors section of the Company’s website www.summitplc.com. A replay of the webcast will be available shortly after the presentation finishes.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com / ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about clinical development and commercialisation of our product candidates, the timing of clinical results, potential third-party collaborations and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

CHAIRMAN’S STATEMENT

The past year has been one of substantial momentum for Summit in which a number of important milestones across the business have been achieved. This commenced with our successful NASDAQ initial public offering, was followed by positive clinical data in our Duchenne muscular dystrophy (‘DMD’) programme that has enabled it to progress into Phase 2 trials, and culminated in the reporting of proof of concept Phase 2 clinical data for our novel C. difficile infection (‘CDI’) antibiotic.

These milestones pave the way for another exciting year to come, which is expected to feature our much anticipated first look at proof of mechanism data in DMD and selecting a partner for Phase 3 clinical development and commercialisation to maximise the potential of our CDI antibiotic. I believe that the coming period could be a transformational year for Summit, the patients and families affected by these two serious diseases, and our shareholders.

Programmes

In DMD, we aim to treat all patients with our unique orally administered utrophin modulation approach. Utrophin is a naturally occurring protein that is structurally and functionally similar to dystrophin, the protein which is lacking in those with DMD. Utrophin modulation has the potential to slow or stop the progression of DMD for the entire patient population, which distinguishes it from many other treatments in development for this muscle wasting condition.

The roots of the utrophin modulation programme lie with our co-founder, Prof Kay Davies, at the University of Oxford, who discovered utrophin and conducted the seminal work to unlock the potential of utrophin modulation as a universal treatment of DMD. Summit is focused on maintaining the Company’s leadership position in utrophin modulation, and accordingly we are committed to building a strong pipeline of utrophin modulators.

Our lead utrophin modulator, ezutromid, successfully completed a Phase 1b clinical trial in boys with DMD in 2015. Based on the positive results from this trial, we are poised to start a Phase 2 proof of concept trial called PhaseOut DMD. This trial aims to assess the effect of ezutromid on muscle health, function and utrophin levels and we look forward to reporting data as this trial progresses.

Simultaneously, we continue to develop our utrophin modulator pipeline, as we seek to maximise the therapeutic promise of utrophin modulation over the long term. As such, we recently strengthened our strategic alliance with the University of Oxford by extending the term of the alliance until at least

November 2019. Supportive of the extension of this collaboration, we achieved the first research milestone in December 2015 by selecting two series of utrophin molecules to move into lead optimisation studies.

We are very excited about the progress made in 2015 in our utrophin modulator programme and are equally excited about our activities related to its future development. Our strategy is focussed on independently developing these utrophin modulators through clinical trials, and if successful, commercialising them ourselves in Europe and in the United States. We believe this is achievable as DMD is an orphan disease with a concentrated network of physicians and patient groups that gives us the ability to retain the commercial value of this promising therapeutic approach.

In CDI, our novel antibiotic, ridinilazole, continues to impress. We were pleased to report excellent top-line Phase 2 clinical trial results, which have enhanced our belief in the promise of ridinilazole as a new therapeutic approach capable of not only treating the initial CDI infection, but also reducing the high rates of recurrent disease experienced in CDI. In this trial, ridinilazole demonstrated a large numerical reduction in rates of recurrent disease over the standard of care, vancomycin. We believe this was a result of this highly selective antibiotic’s ability to preserve a patient’s gut microbiome which plays a vital role in protecting against CDI.

With these data, we believe ridinilazole offers a clear advantage over conventional broad spectrum antibiotics used to treat CDI. While continuing to explore all options, our preferred path forward for ridinilazole is to seek a partner for Phase 3 development and commercialisation. We will consider a number of factors as we seek to select a partner who we believe will maximise ridinilazole’s potential for patients and our shareholders.

Operational

Operationally, we strengthened our business across several fronts. We achieved a major milestone in March 2015, when we successfully completed our NASDAQ initial public offering, which strengthened our cash position and broadened our access to a wider network of specialist healthcare investors. This listing complements our existing listing on AIM, a market of the London Stock Exchange.

We are also building on and strengthening our team as clinical programmes continue to progress. This included the appointment of rare disease drug development expert and paediatrician, Dr Ralf Rosskamp, as our Chief Medical Officer in September. His expertise brings great value to our team as we embark on mid-stage clinical trials with our utrophin modulator programme. In addition, we have added valued members to our teams to support our clinical and preclinical activities. I believe these additions will help Summit to succeed in reaching its planned milestones.

Board Update

We were pleased to welcome Mr David Wurzer, who is a seasoned biotechnology and pharmaceutical executive, to our Board as a Non-Executive Director in February 2015. David’s financial background is helping to ensure the board has the right composition to fulfil its regulatory obligations as a dual-listed company.

Summary & Outlook

In summary, Summit’s strong progress in 2015 has brought us one step closer to being able to make a meaningful impact on the lives of patients and families affected by DMD and CDI. We have entered another potentially pivotal year, where we hope to see the first signs of proof of mechanism for ezutromid and utrophin modulation.

I would like to thank all of our shareholders for their continued support. I also want to extend my sincerest gratitude to our patients and their families, and the nurses and doctors who have been involved in our clinical trials. We would not be where we are without their commitment. Finally, I would like to thank the Summit team for the hard work and dedication over the past year that has brought us to this exciting stage in Summit’s development.

We look forward to updating you on our quest to advance the current state of care in DMD and CDI.

Frank Armstrong, FRCPE, FFPM

Non-Executive Chairman

10 May 2016

OPERATIONAL REVIEW

The period under review has shown significant progress across all areas of the business. Summit’s utrophin modulation programme for the treatment of Duchenne muscular dystrophy (‘DMD’) and novel antibiotic for the treatment of C. difficile infection (‘CDI’) have each successfully completed patient clinical trials. The Company also achieved a significant milestone following the completion of a United States (‘US’) initial public offering (‘IPO’) of shares on NASDAQ.

Summit Overview

Summit is seeking to treat all patients affected with the fatal disorder DMD using its utrophin modulation technology. Summit is also advancing a highly selective antibiotic to treat CDI.

Summit’s DMD utrophin modulation programme is a treatment approach independent of the underlying mutations in the dystrophin gene that cause the disease. Therefore, this approach has the potential to benefit the entire patient population. Summit has established a leadership position in the field of utrophin modulation and is developing a pipeline of first-, second- and future-generation product candidates. Summit expects to commence enrolment of patients into a Phase 2 proof of concept trial evaluating its lead utrophin modulator, ezutromid during the second quarter of 2016 following the successful completion of a Phase 1b modified diet clinical trial in patients with DMD.

Summit’s CDI therapy is ridinilazole, a novel class antibiotic that has the potential to treat the initial infection and reduce recurrent disease, the key clinical issue in CDI. In the recent Phase 2 proof of concept clinical trial, ridinilazole achieved statistical superiority in sustained clinical response over the antibiotic vancomycin, the current standard of care in CDI. Ridinilazole is now being prepared for Phase 3 clinical trials.

Duchenne Muscular Dystrophy: Utrophin Modulation Programme

Background

DMD is the most common and most severe form of muscular dystrophy. The disease predominately affects males and results in the progressive wasting of muscles throughout the body. DMD typically results in death by the time patients reach their late twenties. Patients with DMD are unable to produce dystrophin, a protein essential for maintaining healthy muscle function. Utrophin is a naturally occurring protein that is functionally and structurally similar to dystrophin, and plays an active role in the development of new muscle fibres, both in foetal development and in the repair of damaged muscle fibres. Utrophin production is switched off in mature muscle fibres, and in the case of a healthy individual, replaced by the production of dystrophin. Utrophin modulation has the potential to maintain the production of utrophin in all skeletal muscles, including the diaphragm and the heart, to compensate for the absence of functional dystrophin in patients with DMD and so restore and maintain healthy muscle function. A key benefit of utrophin modulation is that it is independent of the underlying genetic fault in the dystrophin gene and so has the potential to treat the entire patient population.

Summit’s most advanced utrophin modulator is ezutromid. It is an orally administered small molecule that is being evaluated in patient clinical trials. Ezutromid has received orphan drug designation in the United States and Europe.

Ezutromid Clinical Trial Activities

Ezutromid: Phase 1b Modified Diet Clinical Trial

In September 2015, Summit reported positive data from its Phase 1b modified diet clinical trial of ezutromid in patients with DMD. The clinical trial was designed to monitor the impact on absorption of ezutromid in patients who followed a recommended diet with balanced proportions of fat, proteins and carbohydrates, and combined that with consuming a small glass of full fat milk at the time of dosing.

The detailed analysis presented at the 20th World Muscle Society Congress showed that the modified diet had a positive impact on blood plasma levels of ezutromid. All 12 patients in the trial achieved plasma levels that Summit believes may be able to sustain utrophin protein expression based on in vitro data generated in myoblast cells from DMD patients and human myotubes.

Ezutromid: Phase 2 Proof of Concept Trial

Ezutromid is progressing into an open label Phase 2 proof of concept clinical trial. The 48-week open-label trial, called PhaseOut DMD, is expected to enrol up to 40 boys ranging in age from their fifth to their tenth birthdays. PhaseOut DMD aims to provide proof of concept for ezutromid and utrophin modulation through measurements of muscle fat infiltration, as well as through measurements of utrophin protein and muscle fibre regeneration in muscle biopsies. A primary endpoint of the trial is the change from baseline in magnetic resonance imaging parameters related to fat infiltration and inflammation of the leg muscles. Functional endpoints, including the six-minute walk test, North Star Ambulatory Assessment and patient reported outcomes, are also being explored.

Summit expects to commence enrolment and dosing of patients in PhaseOut DMD at trial sites in the United Kingdom during the second quarter of 2016 and at trial sites in the United States during the third quarter of 2016. The Company anticipates reporting data periodically during this trial with 24-week muscle biopsy data from the first group of patients enrolled expected to be reported in January 2017.

Ezutromid: Phase 1 New Formulation Trial

In addition to the current clinical development of ezutromid, Summit is conducting a Phase 1 clinical trial in heathy volunteers and patients with DMD to evaluate two potential optimised formulations of ezutromid. Interim data from this trial were reported in March 2016.

The two new formulations were tested in healthy volunteers with one of these achieving an over ten-fold increase in blood plasma levels compared to the current formulation of ezutromid. This formulation is now being evaluated in patients with DMD. Data from the initial dosing period showed all patients achieved drug levels within the range believed to be necessary for potential therapeutic benefit. The initial dose tested was one tenth of that required with the current formulation to achieve similar drug concentration levels as those observed in the Phase 1b modified diet clinical trial. The Phase 1 new formulation trial is now testing a higher dose of the new formulation and firm decisions on the further development of this new formulation will await full data from the trial which are expected in the third quarter of 2016.

Second and Future Generation Utrophin Modulators

As part of the Company’s strategy to maintain its leadership position in the field of utrophin modulation, Summit is advancing a pipeline of second- and future-generation utrophin modulators.

The second generation utrophin modulators are structurally related to ezutromid but are designed to have more favourable pharmaceutical properties. In July 2015, positive preclinical efficacy data were published in the peer reviewed journal Human Molecular Genetics on one of Summit’s second generation utrophin modulators.

Summit also reported progress in the development of future generation utrophin modulators as part of its strategic alliance with research teams at the University of Oxford. In December, Summit announced the nomination of two series of utrophin modulators, including one with a mechanism that is potentially distinct from ezutromid, for progression into lead optimisation studies. This represented the achievement of the first research milestone as part of the alliance. Summit also announced it has extended its exclusive strategic alliance with the University of Oxford until November 2019, with an option to extend it by a further 12 months. As part of the extension, Summit has committed to increased funding of the sponsored research programme to £0.83 million a year starting in November 2015.

Patent Grant

Summit was granted a key composition of matter patent for ezutromid by the European Patent Office in July 2015. The patent protects ezutromid and its use in the treatment of DMD in Europe, a major commercial market. The patent (European patent number 1986633) is entitled “Treatment of Duchenne Muscular Dystrophy” and will provide a period of exclusivity for ezutromid through until 2027, with the possibility of a longer effective term subject to obtaining a Supplementary Protection Certificate on marketing approval.

C. difficile Infection Programme

CDI is a major healthcare threat with over one million annual cases estimated in the United States and Europe. Mainstay treatments are dominated by broad spectrum antibiotics, the use of which is associated with high rates of recurrent disease. With each episode typically being more severe and associated with increased risk of mortality, recurrent disease is the key clinical issue in CDI.

Ridinilazole is a novel class antibiotic that has the potential both to treat the initial infection as well as to reduce the high rates of recurrent disease experienced in CDI. Ridinilazole has received Qualified Infectious Disease Product, or QIDP, designation and has been granted Fast Track status by the US Food and Drug Administration (‘FDA’).

Ridinilazole Clinical Trial Activities

Phase 2 Clinical Programme

In November 2015, Summit announced that ridinilazole showed statistical superiority in sustained clinical response (‘SCR’) over vancomycin in a Phase 2 proof of concept clinical trial named CoDIFy.

CoDIFy was a double-blind, randomised active-control trial evaluating the efficacy of ridinilazole against the current standard of care, the antibiotic vancomycin. CoDIFy enrolled 100 patients with half the patients receiving ten days of dosing with ridinilazole (200mg, twice a day), and half the patients receiving ten days of dosing with vancomycin (125mg, four times a day). The trial was conducted in the United States and Canada.

CoDIFy met its primary endpoint with ridinilazole achieving a SCR rate of 66.7% compared to 42.4% for vancomycin (non-inferiority margin of 15%, p=0.0004). This also represented statistical superiority of ridinilazole over vancomycin using the pre-specified 90% confidence interval. SCR was defined as clinical cure based on the resolution of diarrhoea at the end of treatment and no recurrence of CDI within 30 days after the end of treatment. The difference in SCR was driven by a reduction in disease recurrence with ridinilazole having a recurrence rate of 14.3% compared to 34.8% with vancomycin. Cure rates at the end of treatment were 77.8% for ridinilazole compared to 69.7% for vancomycin.

In addition, preliminary analysis of microbiome data from CoDIFy shows ridinilazole to be highly preserving of the gut microbiome. Patients treated with ridinilazole in CoDIFy exhibited no further damage to their microbiome during therapy with a proportion of patients showing initial evidence of recovery of key bacterial groups that play a role in protecting from CDI. In contrast, patients treated with vancomycin suffered substantial damage to their gut microbiome during treatment and this persisted in many patients during the 30-day post treatment period.

In CoDIFy, ridinilazole was generally well tolerated and the overall adverse event profiles of ridinilazole and vancomycin were comparable. This primary analysis was conducted on the modified intent-to-treat, or mITT, population that comprised patients with CDI confirmed by the presence of free toxin and these results were consistent across all treatment groups.

In light of these positive Phase 2 data, the Company is exploring the options for the future development of ridinilazole, although the preference is to find a partner to advance ridinilazole to Phase 3 through commercialisation.

An exploratory Phase 2 clinical trial evaluating ridinilazole against the antibiotic fidaxomicin is currently ongoing in the UK. The results from this open label trial are expected to help inform the design of the planned Phase 3 trials and commercial positioning of ridinilazole. Top-line results from this trial are expected in the second half of 2016.

Preclinical Activities

Additional preclinical data supporting ridinilazole as a novel antibiotic for the treatment of CDI with the potential to reduce the high rates of recurrent disease were reported at ICAAC in 2015. In these results, ridinilazole was shown to have high potency against 107 clinical isolates of C. difficile selected to maximise the diversity of their resistance to common classes of antibiotics, and ridinilazole continued to display a low resistance development profile.

In February 2016, data published in the Journal of Antimicrobial Chemotherapy reported that ridinilazole outperformed the current standards of care, vancomycin and metronidazole, in preclinical studies by having a robust killing effect on C. difficile that significantly reduced the level of toxins produced by the bacteria that play a major role in driving the symptoms and severity of the disease.

Fast Track Designation

Ridinilazole was granted Fast Track designation by the FDA in July 2015. Fast Track designation is awarded to expedite the development and regulatory review of drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Patent Grant

In April 2016, a composition of matter patent covering ridinilazole was granted by the United States Patent and Trademark Office while in January 2016 a patent covering its use for the treatment of infections caused by the bacterium Clostridium difficile was granted by the European Patent Office. The patents (United States Patent 9,314,456 and European Patent EP2373631) are entitled ‘Antibacterial Compounds’ and provide a period of exclusivity for ridinilazole in the United States and Europe until at least 1 December 2029, with the possibility of patent term extension in both territories.

The development of ridinilazole has been financially supported by Seeding Drug Discovery and Translational Awards from the Wellcome Trust.

Operational Update

In February 2015, the Company changed its registered name from Summit Corporation plc to Summit Therapeutics plc with shareholder approval.

In September 2015, Summit appointed Dr Ralf Rosskamp as Chief Medical Officer based in the Cambridge, Massachusetts office. Dr Rosskamp was most recently Vice President, Global Clinical Development, at NPS Pharmaceuticals Inc., where he oversaw the development of several rare disease drug candidates from early clinical stage through to regulatory approval. His expertise in rare and paediatric diseases brings great value to our team as we embark on mid-stage clinical trials with our utrophin modulator programme. In addition, we have added valued members to our teams in the UK and US to support our clinical and preclinical activities.

Board Changes

In February 2015, Mr David Wurzer was appointed to the Board as a Non-Executive Director and brings extensive experience in financial and business matters related to the pharmaceutical and biotechnology industries having held a number of senior executive and board level positions. Mr Wurzer is based in the US.

Financial Review

Other Operating Income

Other operating income decreased by 32.5%, to £1.4 million during the year ended 31 January 2016 from £2.1 million for the year ended January 31, 2015. Income recognised as part of the Wellcome Trust Translational Award decreased by £0.4 million to £0.8 million for the year ended 31 January 2016 from £1.2 million for the year ended 31 January 2015. This change was a result of a lower contribution rate ascribed to Phase 2 activities as compared to Phase 1 activities under the terms of the funding agreement. Income recognised as part of the funding from Innovate UK for the DMD programme decreased by £0.3 million to £0.6 million for the year ended 31 January 2016 from £0.9 million for the year ended 31 January 2015. The decrease in income is in line with the achievement of milestones to date under the funding agreement.

There were no new sources of other operating income during the year.

Research and Development Expenditure

Research and development expenses increased by £6.4 million, or 61.8%, to £16.8 million for the year ended 31 January 2016 from £10.4 million for the year ended 31 January 2015. This was primarily due to investment in the DMD programme, which increased by £2.8 million to £7.5 million from £4.7 million for the year ended 31 January 2015, and investment in the CDI programme which increased by £2.3 million to £5.5 million from £3.2 million for the year ended 31 January 2015. Other research and development expenses increased by £1.3 million during the period which is primarily attributable to an increase in headcount within the DMD and CDI project teams.

General and Administration Expenditure

General and administration expenses increased by £0.3 million, or 7.4%, to £4.7 million for the year ended 31 January 2016 from £4.4 million for the year ended 31 January 2015. This increase included an £0.7 million increase in legal and professional expenses and other costs associated with being a publicly traded company in the United States as well as in the United Kingdom, an increase of £0.4 million in staff related costs, an increase of £0.2 million in overhead and facility related costs and an increase of £0.1 million in share based payment expense offset by £0.7 million in cash infusion milestone payments made to two US DMD patient groups as part of funding agreements recognised in July 2014 and £0.4 million recognized as a favourable exchange rate variance.

Taxation

Our income tax credit increased by £1.8 million, or 135.8%, to £3.1 million for the year ended 31 January 2016 from £1.3 million for the year ended 31 January 2015. This was as a result of increased expenditure on research and development and a related increase in our research and development tax credit.

Losses

Losses before interest, tax, depreciation and amortisation were £20.2 million (2014/15: £12.7 million) for the year. Net loss for the year was £17.1 million (2014/15: £11.4 million) and 0.29 pence per share (2014/15: 0.29 pence per share).

Cash Flows

The Group had a net cash inflow of £4.9 million for the year ended 31 January 2016 as compared to a net cash inflow of £9.2 million for the previous year.

Net cash used by operating activities increased by £5.9 million to £17.2 million for the year ended 31 January 2016 compared to £11.3 million for the year ended 31 January 2015. This was driven by an increase in research and development expenditure. Research and development tax credits received during the year increased by £0.7 million to £1.4 million.

Net cash inflow from financing activities, which relates to proceeds received from sales of equity securities, was £22.1 million for the year ended 31 January 2016 compared to £20.5 million for the year ended 31 January 2015.

Financial Position

As at 31 January 2016, total cash and cash equivalents held were £16.3 million (2015: £11.3 million)

Headcount

Average headcount of the Group for the year was 37 (2015: 23). The increase in headcount is attributable to the increased activities within the DMD and CDI programmes and the continued growth of the US operations.

Share Capital

On 5 March 2015 the Company announced a US initial public offering on the NASDAQ Global Market issuing 3,450,000 American Depositary Shares (‘ADSs’) at a price of $9.90 per ADS. On 18 March 2015, the underwriters exercised in full their over-allotment option to purchase an additional 517,500 ADSs on the same terms. Gross proceeds of $39.3 million (£26.1 million) were raised. Each ADS represents five ordinary shares, thus 19,837,500 Ordinary Shares were issued, which increased the issued share capital to 60,955,197 Ordinary Shares of 1p value.

During the year 335,543 share options were exercised raising net proceeds of £0.22 million. Following the exercise of these share options, the number of Ordinary Shares in issue was 61,290,740.

Glyn Edwards,	Erik Ostrowski,
Chief Executive Officer	Chief Financial Officer

10 May 2016

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (audited)

For the year ended 31 January 2016

	Note	Year ended 31 January 2016 $000s		Year ended 31 January 2016 £000s		Year ended 31 January 2015 £000s

Other operating income	2	2,058		1,451		2,148

Operating expenses
Research and development	2	(23,908)		(16,856)		(10,417)
General and administration	2	(6,767)		(4,771)		(4,442)

Total operating expenses		(30,675)		(21,627)		(14,859)

Operating loss		(28,617)		(20,176)		(12,711)

Finance income		42		30		51

Loss before income tax		(28,575)		(20,146)		(12,660)

Income tax		4,337		3,058		1,297

Loss for the year		(24,238)		(17,088)		(11,363)

Other comprehensive (losses) / income
Exchange differences on translating foreign operations		(58)		(41)		62

Total comprehensive loss for the year		(24,296)		(17,129)		(11,301)

Basic and diluted loss per Ordinary Share from continuing operations	3	(41	)cents	(29	)pence	(29	)pence

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 January 2016

		Three months ended 31 January 2016 $000s		Three months ended 31 January 2016 £000s		Three months ended 31 January 2015 £000s

Other operating income		344		243		544

Operating expenses
Research and development		(7,087)		(4,997)		(2,775)
General and administration		(1,975)		(1,393)		(1,308)

Total operating expenses		(9,062)		(6,390)		(4,083)

Operating loss		(8,718)		(6,147)		(3,539)

Finance income		8		6		10

Loss before income tax		(8,710)		(6,141)		(3,529)

Income tax		1,578		1,113		519

Loss for the period		(7,132)		(5,028)		(3,010)

Other comprehensive (losses) / income
Exchange differences on translating foreign operations		(55)		(39)		54

Total comprehensive loss for the period		(7,187)		(5,067)		(2,956)

Basic and diluted loss per Ordinary Share from continuing operations	3	(11	)cents	(8	)pence	(8	)pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (audited)

As at 31 January 2016

	31 January 2016 $000s	31 January 2016 £000s	31 January 2015 £000s
ASSETS
Non-current assets
Goodwill	941	664	664
Intangible assets	4,926	3,473	3,483
Property, plant and equipment	117	83	55

	5,984	4,220	4,202
Current assets
Prepayments and other receivables	2,181	1,538	2,630
Current tax	4,275	3,014	1,299
Cash and cash equivalents	23,125	16,304	11,265

	29,581	20,856	15,194

Total assets	35,565	25,076	19,396

LIABILITIES
Non-current liabilities
Provisions for other liabilities and charges	(103)	(73)	(45)
Deferred tax liability	(941)	(664)	(664)

	(1,044)	(737)	(709)
Current liabilities
Trade and other payables	(4,547)	(3,206)	(3,721)

	(4,547)	(3,206)	(3,721)

Total liabilities	(5,591)	(3,943)	(4,430)

Net assets	29,974	21,133	14,966

EQUITY
Share capital	869	613	411
Share premium account	65,296	46,035	24,101
Share-based payment reserve	5,328	3,757	2,597
Merger reserve	(2,755)	(1,943)	(1,943)
Special reserve	28,358	19,993	19,993
Currency translation reserve	29	21	62
Accumulated losses reserve	(67,151)	(47,343)	(30,255)

Total equity	29,974	21,133	14,966

CONSOLIDATED STATEMENT OF CASH FLOWS (audited)

For the year ended 31 January 2016

	Year ended 31 January 2016 $000s	Year ended 31 January 2016 £000s	Year ended 31 January 2015 £000s
Cash flows from operating activities
Loss before income tax	(28,575)	(20,146)	(12,660)

	(28,575)	(20,146)	(12,660)

Adjusted for:
Finance income	(42)	(30)	(51)
Foreign exchange (gain)/loss	(239)	(169)	78
Depreciation	53	38	23
Amortisation of intangible fixed assets	14	10	10
Movement in provisions	39	28	28
Research and development expenditure credit	(62)	(44)	(39)
Share-based payment	1,645	1,160	961

Adjusted loss from operations before changes in working capital	(27,167)	(19,153)	(11,650)

Decrease/(Increase) in prepayments and other receivables	1,568	1,106	(2,200)
(Decrease)/Increase in trade and other payables	(760)	(536)	1,867

Cash used by operations	(26,359)	(18,583)	(11,983)

Taxation received	1,987	1,401	658

Net cash used in operating activities	(24,372)	(17,182)	(11,325)

Investing activities
Purchase of property, plant and equipment	(93)	(66)	(35)
Interest received	42	30	51

Net cash (used)/generated by investing activities	(51)	(36)	16

Financing activities
Proceeds from issue of share capital	37,021	26,101	22,000
Transaction costs on share capital issued	(5,938)	(4,187)	(1,482)
Exercise of share options	314	222	26

Net cash generated from financing activities	31,397	22,136	20,544

Increase in cash and cash equivalents	6,974	4,918	9,235

Effect of exchange rates in cash and cash equivalents	173	121	—

Cash and cash equivalents at beginning of year	15,978	11,265	2,030

Cash and cash equivalents at end of year	23,125	16,304	11,265

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 January 2016

1. Basis of accounting

This financial information for the years ended 31 January 2016 and 31 January 2015 does not constitute the statutory financial statements for the respective years and is an extract from the financial statements. It is based on, and is consistent with, the Group’s statutory accounts for the year ended 31 January 2016 and those financial statements will be delivered to the Registrar of Companies following the Company’s 2016 Annual General Meeting. Financial statements for the year ended 31 January 2015 have been delivered to the Registrar of Companies. The financial statements for the years ended 31 January 2016 and 2015 contain an unqualified report from the Company’s auditors. The financial statements for the year to 31 January 2016 also contain a statement from the auditors drawing shareholders’ attention to the Group’s need to raise additional capital as noted below.

These financial statements have been prepared assuming the Group will continue on a going-concern basis. Based on management forecasts, the Group’s existing cash and cash equivalents will be sufficient to enable the Group to fund the operating expenses and capital expenditure requirements for its major programmes up until 31 January 2017. The Group therefore needs to raise additional capital to continue to fund its future operations, which may come from a public or private fund raising, though there can be no assurance that the Group will be able to generate funds in this manner, on terms acceptable to the Group, on a timely basis or at all, which would impact the Group’s ability to continue as a going concern.

The financial information in this report does not constitute statutory financial statement within the meaning of Sections 434-436 of the Companies Act 2006.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union, IFRS Interpretations Committee (‘IFRIC’) Interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The Consolidated Financial Statements have been prepared on a going concern basis and under the historical cost convention.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with IFRSs adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRSs.

This announcement is available from the Company Secretary and is on the Company’s website.

The financial information for the three-month periods ended 31 January 2016 and 2015 is unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 31 January 2016 and in the Consolidated Income Statement and Consolidated Cash Flow Statement for the year and 3 months ended 31 January 2016 have been translated into US dollars at the rate on 29 January 2016 of $1.4184 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 10 May 2016.

2. Loss before income tax

	Year ended 31 January 2016 £000s	Year ended 31 January 2015 £000s
Other operating income
Income recognised in respect of the Wellcome Trust	762	1,169
Grant income (a)	645	860
Other income (a)	—	79
Research and development expenditure credit	44	40

	1,451	2,148
Research and development
Employee benefit expense	2,848	1,690
Share-based payment expense	356	256
Programme related costs	13,093	7,869
Amortisation of intangible assets	10	10
Other research and development costs	549	592

	16,856	10,417
General and administration
Employee benefit expense	1,365	1,382
Share-based payment expense	804	705
Foreign exchange (gain)/loss	(501)	(91)
Depreciation of property, plant and equipment	38	23
Operating lease rentals	131	73
Other general and administration costs	2,934	2,350

	4,771	4,442

(a)	Included in other income are amounts recognised from the arrangements with philanthropic, non-government and not for profit organisations and patient advocacy groups, in support of the DMD programme. Grant income includes amounts received from Innovate UK. The Group has complied with all the conditions attached to these awards.

3. Loss per share

The loss per Ordinary Share has been calculated using the loss for the year of £17,088,000 and for the three month period to 31 January 2016, the loss of £5,028,000 (year ended 31 January 2015: loss of £11,363,000, three month period ended 31 January 2015: £3,010,000) and dividing this by the weighted average number of Ordinary Shares in issue during the year to 31 January 2016: 59,102,292 and during the three month period to 31 January 2016: 61,290,740 (year ended 31 January 2015: 39,599,222, the three month period ended 31 January 2015: 39,057,313).

Since the Group has reported a net loss from continuing activities, diluted loss per share is equal to basic loss per share.

4. Subsequent Events

On 14 April 2016, the number of Ordinary Shares increased to 61,467,785 following the exercise of warrants over 177,045 Ordinary Shares at an exercise price of 60 pence per share. The issue of new shares raised net proceeds of £106,227.

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